UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Seadrill Partners LLC

(Name of Issuer)

Common Units Representing Limited Liability Company Interests

(Title of Class of Securities)

Y7545W 109

(CUSIP Number)

Seadrill Limited

P.O. Box HM 1593

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(441) 295-6935

with a copy to:

Matthew R. Pacey, P.C.

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

(713) 836-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Scheduled 13D

CUSIP No. Y7545W 109

1	Name of Reporting Person Seadrill Partners LLC HoldCo Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 26,275,750 Common Units*
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 26,275,750 Common Units*
	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by each Reporting Person: 26,275,750 Common Units*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.9%**
14	Type of Reporting Person OO

*	Seadrill Partners LLC HoldCo Limited also beneficially owns 16,543,350 subordinated units representing limited liability company interests (“Subordinated Units”) in Seadrill Partners LLC (the “Company”), which may be converted into common units representing limited liability company interests (“Common Units”) in the Company on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Operating Agreement of Seadrill Partners LLC, as amended (the “Operating Agreement”). The Reporting Person may also be deemed to beneficially own (i) the Seadrill member interest, which represents a non-economic limited liability company interest in the Company (the “Seadrill Member Interest”) and (ii) the incentive distribution rights (the “Incentive Distribution Rights”), which represent the right to receive increasing percentages of the cash distributed by the Company in excess of $0.4456 per Common Unit and Subordinated Unit per quarter, each of which is owned of record by Seadrill Member LLC, an indirect wholly-owned subsidiary of Seadrill Limited.
**	Calculation of percentage is based on a total of 75,278,250 common units outstanding as of March 31, 2018.

Scheduled 13D

CUSIP No. Y7545W 109

1	Name of Reporting Person Seadrill JU NewCo Bermuda Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 26,275,750 Common Units*
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 26,275,750 Common Units*
	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by each Reporting Person: 26,275,750 Common Units*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.9%**
14	Type of Reporting Person OO

*	Seadrill JU NewCo Bermuda Limited is the sole shareholder of Seadrill Partners LLC HoldCo Limited and may also be deemed to beneficially own 16,543,350 Subordinated Units, which may be converted into Common Units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the Operating Agreement. The Reporting Person is also the indirect beneficial owner of the Seadrill Member Interest and the Incentive Distribution Rights.
**	Calculation of percentage is based on a total of 75,278,250 common units outstanding as of March 31, 2018.

Scheduled 13D

CUSIP No. Y7545W 109

1	Name of Reporting Person Seadrill New Finance Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 26,275,750 Common Units*
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 26,275,750 Common Units*
	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by each Reporting Person: 26,275,750 Common Units*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.9%**
14	Type of Reporting Person OO

*	Seadrill New Finance Limited is the sole shareholder of Seadrill JU NewCo Bermuda Limited and may also be deemed to beneficially own 16,543,350 Subordinated Units, which may be converted into Common Units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the Operating Agreement. The Reporting Person is also the indirect beneficial owner of the Seadrill Member Interest and the Incentive Distribution Rights.
**	Calculation of percentage is based on a total of 75,278,250 common units outstanding as of March 31, 2018.

Scheduled 13D

CUSIP No. Y7545W 109

1	Name of Reporting Person Seadrill Investment Holding Company Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 26,275,750 Common Units*
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 26,275,750 Common Units*
	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by each Reporting Person: 26,275,750 Common Units*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.9%**
14	Type of Reporting Person OO

*	Seadrill Investment Holding Company Limited is the sole shareholder of Seadrill New Finance Limited and may also be deemed to beneficially own 16,543,350 Subordinated Units, which may be converted into Common Units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the Operating Agreement. The Reporting Person is also the indirect beneficial owner of the Seadrill Member Interest and the Incentive Distribution Rights.
**	Calculation of percentage is based on a total of 75,278,250 common units outstanding as of March 31, 2018.

Scheduled 13D

CUSIP No. Y7545W 109

1	Name of Reporting Person Seadrill Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 26,275,750 Common Units*
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 26,275,750 Common Units*
	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by each Reporting Person: 26,275,750 Common Units*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.9%**
14	Type of Reporting Person OO

*	Seadrill Limited is the sole shareholder of Seadrill Investment Holding Company Limited and may also be deemed to beneficially own 16,543,350 Subordinated Units, which may be converted into Common Units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the Operating Agreement. The Reporting Person is also the indirect beneficial owner of the Seadrill Member Interest and the Incentive Distribution Rights.
**	Calculation of percentage is based on a total of 75,278,250 common units outstanding as of March 31, 2018.

Scheduled 13D

CUSIP No. Y7545W 109

1	Name of Reporting Person Hemen Investments Ltd
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 26,275,750 Common Units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 26,275,750 Common Units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 26,275,750 Common Units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.9%**
14	Type of Reporting Person OO

*	Hemen Investments Ltd is the principal shareholder of Seadrill Limited, and is indirectly controlled by trusts established by John Fredriksen, a Director of Seadrill Limited, for the benefit of his immediate family (the “Trusts”), and may also be deemed to beneficially own 16,543,350 Subordinated Units, which may be converted into Common Units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the Operating Agreement. The Reporting Person may also be deemed to beneficially own the Seadrill Member Interest and the Incentive Distribution Rights.
**	Calculation of percentage is based on a total of 75,278,250 common units outstanding as of March 31, 2018.

Scheduled 13D

CUSIP No. Y7545W 109

1	Name of Reporting Person Hemen Holding Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 26,275,750 Common Units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 26,275,750 Common Units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 26,275,750 Common Units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.9%**
14	Type of Reporting Person OO

*	Hemen Holding Limited, which is indirectly controlled by the Trusts, may also be deemed to beneficially own 16,543,350 Subordinated Units, which may be converted into Common Units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the Operating Agreement. The Reporting Person may also be deemed to beneficially own the Seadrill Member Interest and the Incentive Distribution Rights.
**	Calculation of percentage is based on a total of 75,278,250 common units outstanding as of March 31, 2018.

Scheduled 13D

CUSIP No. Y7545W 109

1	Name of Reporting Person Greenwich Holdings Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 26,275,750 Common Units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 26,275,750 Common Units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 26,275,750 Common Units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.9%**
14	Type of Reporting Person OO

*	Greenwich Holdings Limited, which is indirectly controlled by the Trusts, may also be deemed to beneficially own 16,543,350 Subordinated Units, which may be converted into Common Units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the Operating Agreement. The Reporting Person may also be deemed to beneficially own the Seadrill Member Interest and the Incentive Distribution Rights.
**	Calculation of percentage is based on a total of 75,278,250 common units outstanding as of March 31, 2018.

Scheduled 13D

CUSIP No. Y7545W 109

1	Name of Reporting Person C.K. Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 26,275,750 Common Units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 26,275,750 Common Units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 26,275,750 Common Units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.9%**
14	Type of Reporting Person OO

*	C.K. Limited, which is the trustee of the Trusts, may also be deemed to beneficially own 16,543,350 Subordinated Units, which may be converted into Common Units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the Operating Agreement. The Reporting Person may also be deemed to beneficially own the Seadrill Member Interest and the Incentive Distribution Rights.
**	Calculation of percentage is based on a total of 75,278,250 common units outstanding as of March 31, 2018.

Scheduled 13D

CUSIP No. Y7545W 109

1	Name of Reporting Person John Fredriksen
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 26,275,750 Common Units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 26,275,750 Common Units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 26,275,750 Common Units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.9%**
14	Type of Reporting Person IN

*	Mr. Fredriksen may be deemed to beneficially own 26,275,750 Common Units through his indirect influence over Hemen Investments Ltd, Hemen Holding Limited and Greenwich Holdings Limited. The Trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited and Hemen Investments Ltd. Mr. Fredriksen disclaims beneficial ownership of the 26,275,750 Common Units that may be deemed to be beneficially owned by Hemen Investments Ltd, Hemen Holding Limited and Greenwich Holdings Limited except to the extent of his voting and dispositive interests in such Common Units. Mr. Fredriksen has no pecuniary interest in the 26,275,750 Common Units that may be deemed to be beneficially owned by Hemen Investments Ltd, Hemen Holding Limited and Greenwich Holdings Limited. Mr. Fredriksen may also be deemed to beneficially own 16,543,350 Subordinated Units, which may be converted into Common Units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the Operating Agreement. Mr. Fredriksen disclaims beneficial ownership of the 16,543,350 Subordinated Units that may be deemed to be beneficially owned by Hemen Investments Ltd, Hemen Holding Limited and Greenwich Holdings Limited except to the extent of his voting and dispositive interests in such Subordinated Units and the Common Units in which the Subordinated Units convert. The Reporting Person may also be deemed to beneficially own the Seadrill Member Interest and the Incentive Distribution Rights.
**	Calculation of percentage is based on a total of 75,278,250 common units outstanding as of March 31, 2018.

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliations and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Company (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

Item 1. Security and Issuer.

This Statement is being filed with respect to the common units representing limited liability company interests (each, a “Common Unit”) of Seadrill Partners LLC (the “Company”). The address of the principal executive offices of the Company is:

Building 11, 2nd Floor

Chiswick Business Park

566 Chiswick High Road, London, W4 5YS

United Kingdom

Item 2. Identity and Background.

This Statement is being filed on behalf of: (i) Seadrill Partners LLC HoldCo Limited, a Bermuda company (“Seadrill Partners HoldCo”); (ii) Seadrill JU NewCo Bermuda Limited, a Bermuda company (“Seadrill JU NewCo”); (iii) Seadrill New Finance Limited, a Bermuda company (“Seadrill New Finance”); (iv) Seadrill Investment Holding Company Limited, a Bermuda company (“Seadrill IHCo”); (v) Seadrill Limited (formerly known as New SDRL Limited), a Bermuda company (“Seadrill Limited”); (vi) Hemen Investments Ltd, a Cyprus holding company (“Hemen Investments”), (vii) Hemen Holding Limited, a Cyprus holding company (“Hemen”); (viii) Greenwich Holdings Limited, a Cyprus holding company (“Greenwich”); (ix) C.K. Limited, a Jersey company (“C.K. Limited”); and (x) John Fredriksen, a citizen of Cyprus (collectively, the “Reporting Persons”).

The total Common Units reported as beneficially owned by each of Seadrill JU NewCo, Seadrill New Finance, Seadrill IHCo, Seadrill Limited, Hemen Investments, Hemen, Greenwich, C.K. Limited and Mr. Fredriksen include the Common Units reported as beneficially owned by Seadrill Partners HoldCo. Seadrill Limited is the sole shareholder of Seadrill IHCo, which is the sole shareholder of Seadrill New Finance, which is the sole shareholder of Seadrill JU NewCo, which is the sole shareholder of Seadrill Partners HoldCo. As of July 6, 2018, Hemen Investments and other related companies beneficially owned 30,857,045 common shares of Seadrill Limited, representing approximately 30.9% of the common shares of Seadrill Limited outstanding. Hemen is the sole shareholder of Hemen Investments. Greenwich is the sole shareholder of Hemen. As such, Hemen Investments, Hemen and Greenwich may be deemed to share beneficial ownership of the Common Units beneficially owned by Seadrill Partners HoldCo, but disclaim such beneficial ownership to the extent such beneficial ownership exceeds their pecuniary interest. Mr. John Fredriksen, a Director of Seadrill Limited, may be deemed indirectly to have influence over Hemen Investments, Hemen and Greenwich the shares of which are controlled by the Trusts established by Mr. Fredriksen for the benefit of his immediate family. C.K. Limited is the trustee of the Trusts. The beneficiaries of the Trusts are certain members of Mr. Fredriksen’s family.

(a., b., c. and f.) (i) The address of the principal business and principal office of Seadrill Partners HoldCo is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda.

Name	Position	Principal Address/Other Positions/Citizenship
Kate Blankenship	Director	Ms. Blankenship’s principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Blankenship also serves as a director of the Company, Archer Limited, Avance Gas Holding Ltd., Frontline Ltd., Golden Ocean Group Limited, Independent Tankers Corporation Limited, North Atlantic Drilling Ltd. and Ship Finance International Limited. Ms. Blankenship is a citizen of the United Kingdom.

Georgina Sousa	Director	Ms. Sousa’s principal business address is 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Sousa also serves as a director and Head of Corporate Administration for Frontline Ltd.; and is the secretary of North Atlantic Drilling Ltd., Ship Finance International Limited and Archer Limited. Ms. Sousa is a citizen of the United Kingdom.

Claire Burnard	Director	Ms. Burnard’s principal business address is 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Burnard also serves as a Senior Corporate Administrator and Assistant Secretary for Frontline Ltd. Ms. Burnard is a citizen of the British Overseas Territories.

(ii) The address of the principal business and principal office of Seadrill JU NewCo is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda.

Name	Position	Principal Address/Other Positions/Citizenship
Kate Blankenship	Director	Ms. Blankenship’s principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Blankenship also serves as a director of the Company, Archer Limited, Avance Gas Holding Ltd., Frontline Ltd., Golden Ocean Group Limited, Independent Tankers Corporation Limited, North Atlantic Drilling Ltd. and Ship Finance International Limited. Ms. Blankenship is a citizen of the United Kingdom.

Georgina Sousa	Director	Ms. Sousa’s principal business address is 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Sousa also serves as a director and Head of Corporate Administration for Frontline Ltd.; and is the secretary of North Atlantic Drilling Ltd., Ship Finance International Limited and Archer Limited. Ms. Sousa is a citizen of the United Kingdom.

Claire Burnard	Director	Ms. Burnard’s principal business address is 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Burnard also serves as a Senior Corporate Administrator and Assistant Secretary for Frontline Ltd. Ms. Burnard is a citizen of the British Overseas Territories.

(iii) The address of the principal business and principal office of Seadrill New Finance is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda.

Name	Position	Principal Address/Other Positions/Citizenship
Kate Blankenship	Director	Ms. Blankenship’s principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Blankenship also serves as a director of the Company, Archer Limited, Avance Gas Holding Ltd., Frontline Ltd., Golden Ocean Group Limited, Independent Tankers Corporation Limited, North Atlantic Drilling Ltd. and Ship Finance International Limited. Ms. Blankenship is a citizen of the United Kingdom.

Georgina Sousa	Director	Ms. Sousa’s principal business address is 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Sousa also serves as a director and Head of Corporate Administration for Frontline Ltd.; and is the secretary of North Atlantic Drilling Ltd., Ship Finance International Limited and Archer Limited. Ms. Sousa is a citizen of the United Kingdom.

Claire Burnard	Director	Ms. Burnard’s principal business address is 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Burnard also serves as a Senior Corporate Administrator and Assistant Secretary for Frontline Ltd. Ms. Burnard is a citizen of the British Overseas Territories.

(iv) The address of the principal business and principal office of Seadrill IHCo is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda.

Name	Position	Principal Address/Other Positions/Citizenship
Kate Blankenship	Director	Ms. Blankenship’s principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Blankenship also serves as a director of the Company, Archer Limited, Avance Gas Holding Ltd., Frontline Ltd., Golden Ocean Group Limited, Independent Tankers Corporation Limited, North Atlantic Drilling Ltd. and Ship Finance International Limited. Ms. Blankenship is a citizen of the United Kingdom.

Georgina Sousa	Director	Ms. Sousa’s principal business address is 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Sousa also serves as a director and Head of Corporate Administration for Frontline Ltd.; and is the secretary of North Atlantic Drilling Ltd., Ship Finance International Limited and Archer Limited. Ms. Sousa is a citizen of the United Kingdom.

Claire Burnard	Director	Ms. Burnard’s principal business address is 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Burnard also serves as a Senior Corporate Administrator and Assistant Secretary for Frontline Ltd. Ms. Burnard is a citizen of the British Overseas Territories.

(v) The address of the principal business and principal office of Seadrill Limited is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda. Seadrill Limited is an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Its primary business is the ownership and operation of jack-up rigs, tender rigs, semi-submersible rigs and drillships for operations in shallow, mid and deepwater areas, and in benign and harsh environments.

Name	Position	Principal Address/Other Positions/Citizenship
John Fredriksen	Director	Mr. Fredriksen’s principal business address is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom. Mr. Fredriksen is also Chairman, President and a director of Frontline Ltd., a Bermuda company listed on the New York Stock Exchange and the Oslo Stock Exchange; and a director of Golden Ocean Group Limited, a Bermuda company publicly listed on the Nasdaq Stock Market and Oslo Stock Exchange. Mr. Fredriksen is a citizen of Cyprus.

Harald Thorstein	Director	Mr. Thorstein’s principal business address is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom. Mr. Thorstein serves as a director of the Company, Axactor AB, Ship Finance International Limited and Solstad Farstad ASA. Mr. Thorstein is a citizen of Norway.

Kjell-Erik Østdahl	Director	Mr. Østdahl’s principal business address is 15 Sloanne Square, SW1W8ER, London, United Kingdom. Mr. Østdahl also serves as a senior advisor to Blackstone’s Private Equity Energy division in London and as the Chairman of Sekal AS. Mr. Østdahl is a citizen of Norway.

Scott D. Vogel	Director	Mr. Vogel’s principal business address is 885 Park Avenue, New York, New York 10075. Mr. Vogel is the Managing Member of Vogel Partners LLC and also serves as a director of Arch Coal, Inc., Avaya Holdings Corp., Bonanza Creek Energy, Inc. and Key Energy Services, Inc. Mr. Vogel is a citizen of the United States.

Peter J. Sharpe	Director	Mr. Sharpe’s principal business address is Bramley House, St. Ives Road, Hemingford Grey, England PE28 9DX. Mr. Sharpe also serves as the Executive Vice President, Wells for Royal Dutch Shell and is a citizen of the United Kingdom.

Eugene I. Davis	Director	Mr. Davis’ principal business address is 5 Canoe Brook Drive, Livingston, New Jersey 07039. Mr. Davis also serves as the Chairman and Chief Executive Officer of PIRINATE Consulting Group, LLC; the chairman of Atlas Iron Limited, which executed definitive documentation to be acquired by Mineral Resources with Mr. Davis agreeing to resign at closing; the co-chairman of Verso Corporation; and as a director of Titan Energy, LLC and VICI Properties, Inc. Mr. Davis is a citizen of the United States.

Birgitte Ringstad Vartdal	Director	Mrs. Vartdal’s principal business address is c/o Golden Ocean Management AS, PO Box 20015 Vika NO-0125. Mrs. Vartdal also serves as the Chief Executive Officer of Golden Ocean Management AS and as a director of Marine Harvest ASA and as a member of the corporate assembly of Equiner ASA. Mrs. Vartdal is a citizen of Norway.

Anton Dibowitz	Chief Executive Officer, Seadrill Management Ltd.	Mr. Dibowitz’s principal business address is c/o Seadrill Management Ltd., Building 11, 2nd Floor, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom. Mr. Dibowitz is a citizen of the United States.

Mark Morris	Chief Financial Officer and Senior Vice President, Seadrill Management Ltd.	Mr. Morris’ principal business address is c/o Seadrill Management Ltd., Building 11, 2nd Floor, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom. Mr. Morris is a citizen of the United Kingdom.

Leif Nelson	Chief Operating Officer and Senior Vice President, Seadrill Management Ltd.	Mr. Nelson’s principal business address is c/o Seadrill Management Ltd., Building 11, 2nd Floor, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom. Mr. Nelson is a citizen of the United States.

Chris Edwards	General Counsel and Senior Vice President, Seadrill Management Ltd.	Mr. Edwards’ principal business address is c/o Seadrill Management Ltd., Building 11, 2nd Floor, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom. Mr. Edwards is a citizen of the United Kingdom.

(vi) The address of Hemen Investments’ principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. The principal business of Hemen Investments is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Hemen Investments’ director is set forth below. Hemen Investments does not have any executive officers.

Name	Position	Principal Address/Other Positions/Citizenship
Spyros Episkopou	Director	Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

Marios Saveriades	Director	Mr. Saveriades’ principal business address is John Kennedy, 740B, Iris House, 7th Floor, 3106, Limassol, Cyprus. Mr. Saveriades is a citizen of Cyprus.

(vii) The address of Hemen’s principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. The principal business of Hemen is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Hemen’s director is set forth below. Hemen does not have any executive officers.

Name	Position	Principal Address/Other Positions/Citizenship
Spyros Episkopou	Director	Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Eirini Santhi Theocharous	Director	Ms. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Ms. Theocharous is a citizen of Cyprus.

(viii) The address of Greenwich’s principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. The principal business of Greenwich is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich’s director is set forth below. Greenwich does not have any executive officers.

Name	Position	Principal Address/Other Positions/Citizenship
Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

Spyros Episkopou	Director	Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Eirini Santhi Theocharous	Director	Ms. Theocharous’ principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Ms. Theocharous is a citizen of Cyprus.

(ix) The address of C.K. Limited’s principal place of business is 13 Castle Street, St Helier, Jersey JE4 5UT. The principal business of C.K. Limited is acting as trustee of the Trust. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below. C.K. Limited does not have any executive officers.

Name	Position	Principal Address/Other Positions/Citizenship
Spyros Episkopou	Director	Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Philip James Jackman Le Vesconte	Director	Mr. Le Vesconte’s principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Le Vesconte is a citizen of Jersey.

Charles Guy Malet de Carteret	Director	Mr. Carteret’s principal business address is 13 Castle Street, St Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.

(x) The address of Mr. Fredriksen’s principal place of business is Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom. Mr. Fredriksen is a citizen of Cyprus.

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration

Item 3 of this Statement is hereby supplemented by the following:

On September 12, 2017, Seadrill Limited, which was incorporated under the laws of Bermuda in 2005 (“Old Seadrill”), and certain of its affiliates commenced prearranged reorganization proceedings under chapter 11 of title 11 of the United States Code (the “Chapter 11 Cases”) in the U.S. Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On April 17, 2018, the Bankruptcy Court confirmed the Plan of Reorganization (the “Plan”) contemplated by the Chapter 11 Cases. In connection with the Plan, Old Seadrill contributed 26,275,750 Common Units and 16,543,350 Subordinated Units to Seadrill Partners HoldCo and subsequently (i) contributed its interests in Seadrill Partners HoldCo to Seadrill JU NewCo, (ii) contributed its interests in Seadrill JU NewCo to Seadrill New Finance, (iii) contributed its interests in Seadrill New Finance to Seadrill IHCo and (iv) contributed its interests in Seadrill IHCo to Seadrill Limited (formerly known as New SDRL Limited). On July 2, 2018, the Plan became effective (the “Effective Date”) and Old Seadrill commenced dissolution proceedings in Bermuda in accordance with the Plan. On the Effective Date, New Seadrill issued certain of its shares to holders of existing shares of Old Seadrill, became the ultimate parent company of Old Seadrill’s subsidiaries and was renamed Seadrill Limited.

Item 4. Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

Seadrill Partners HoldCo acquired the Common Units and the Subordinated Units that it owned as of the date of this Schedule 13D for investment purposes and as part of the reorganization contemplated by the Chapter 11 Cases. The Reporting Persons at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units they own depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The aggregate number and percentage of shares of Common Units beneficially owned by the Reporting Persons (based on a total of 75,278,250 common units outstanding as of March 31, 2018) are as follows:

Seadrill Partners HoldCo

a) Amount beneficially owned: 26,275,750	Percentage: 34.9%

b) Number of shares to which the Reporting Person has:

i.   Sole power to vote or to direct the vote: 26,275,750

ii.  Shared power to vote or to direct the vote: -0-

iii.   Sole power to dispose or to direct the disposition of: 26,275,750

iv.   Shared power to dispose or to direct the disposition of: -0-

Seadrill JU NewCo

a) Amount beneficially owned: 26,275,750	Percentage: 34.9%

b) Number of shares to which the Reporting Person has:

i.   Sole power to vote or to direct the vote: 26,275,750

ii.  Shared power to vote or to direct the vote: -0-

iii.   Sole power to dispose or to direct the disposition of: 26,275,750

iv.   Shared power to dispose or to direct the disposition of: -0-

Seadrill New Finance

a) Amount beneficially owned: 26,275,750	Percentage: 34.9%

b) Number of shares to which the Reporting Person has:

i.   Sole power to vote or to direct the vote: 26,275,750

ii.  Shared power to vote or to direct the vote: -0-

iii.   Sole power to dispose or to direct the disposition of: 26,275,750

iv.   Shared power to dispose or to direct the disposition of: -0-

Seadrill IHCo

a) Amount beneficially owned: 26,275,750	Percentage: 34.9%

b) Number of shares to which the Reporting Person has:

i.   Sole power to vote or to direct the vote: 26,275,750

ii.  Shared power to vote or to direct the vote: -0-

iii.   Sole power to dispose or to direct the disposition of: 26,275,750

iv.   Shared power to dispose or to direct the disposition of: -0-

Seadrill Limited

a) Amount beneficially owned: 26,275,750	Percentage: 34.9%

b) Number of shares to which the Reporting Person has:

i.   Sole power to vote or to direct the vote: 26,275,750

ii.  Shared power to vote or to direct the vote: -0-

iii.   Sole power to dispose or to direct the disposition of: 26,275,750

iv.   Shared power to dispose or to direct the disposition of: -0-

Hemen Investments

a) Amount beneficially owned: 26,275,750	Percentage: 34.9%

b) Number of shares to which the Reporting Person has:

i.   Sole power to vote or to direct the vote: -0-

ii.  Shared power to vote or to direct the vote: 26,275,750

iii.   Sole power to dispose or to direct the disposition of: -0-

iv.   Shared power to dispose or to direct the disposition of: 26,275,750

Hemen

a) Amount beneficially owned: 26,275,750	Percentage: 34.9%

b) Number of shares to which the Reporting Person has:

i.   Sole power to vote or to direct the vote: -0-

ii.  Shared power to vote or to direct the vote: 26,275,750

iii.   Sole power to dispose or to direct the disposition of: -0-

iv.   Shared power to dispose or to direct the disposition of: 26,275,750

Greenwich

a) Amount beneficially owned: 26,275,750	Percentage: 34.9%

b) Number of shares to which the Reporting Person has:

i.   Sole power to vote or to direct the vote: -0-

ii.  Shared power to vote or to direct the vote: 26,275,750

iii.   Sole power to dispose or to direct the disposition of: -0-

iv.   Shared power to dispose or to direct the disposition of: 26,275,750

C.K. Limited

a) Amount beneficially owned: 26,275,750	Percentage: 34.9%

b) Number of shares to which the Reporting Person has:

i.   Sole power to vote or to direct the vote: -0-

ii.  Shared power to vote or to direct the vote: 26,275,750

iii.   Sole power to dispose or to direct the disposition of: -0-

iv.   Shared power to dispose or to direct the disposition of: 26,275,750

John Fredriksen

a) Amount beneficially owned: 26,275,750*	Percentage: 34.9%

b) Number of shares to which the Reporting Person has:

i.   Sole power to vote or to direct the vote: -0-

ii.  Shared power to vote or to direct the vote: 26,275,750*

iii.   Sole power to dispose or to direct the disposition of: -0-

iv.   Shared power to dispose or to direct the disposition of: 26,275,750*

*	Mr. Fredriksen disclaims beneficial ownership of the 26,275,750 Common Units except to the extent of his voting and dispositive interests in such Common Units. Mr. Fredriksen has no pecuniary interest in the 26,275,750 Common Units.

(c.) To the best knowledge of the Reporting Persons, no transactions were affected by the persons enumerated in Item 2 during the past 60 days other than the transactions described herein.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Units beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented by incorporating herein the disclosure contained in Items 3 and 4 of this Amendment No. 6.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement

Exhibit B	First Amended and Restated Operating Agreement of Seadrill Partners LLC, dated as of October 24, 2012 *

Exhibit B(1)	Amendment No. 1 to the First Amended and Restated Operating Agreement of Seadrill Partners LLC, dated February 23, 2014 **

Exhibit C	Purchase and Sale Agreement, dated October 11, 2013, among Seadrill Limited and Seadrill Partners LLC and Seadrill Partners Operating LLC *

Exhibit D	Unit Purchase Agreement, dated December 3, 2013, between Seadrill Limited and Seadrill Partners LLC *

Exhibit E	Second Unit Purchase Agreement, dated March 12, 2014, between Seadrill Limited and Seadrill Partners LLC *

Exhibit F	Third Unit Purchase Agreement, dated June 18, 2014, between Seadrill Limited and Seadrill Partners LLC *

*	Previously filed

**	Incorporated by reference from Exhibit 1.2.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 21, 2015

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 10, 2018

SEADRILL PARTNERS LLC HOLDCO LIMITED

By:	/s/ Claire Burnard
Name:	Claire Burnard
Title:	Director

SEADRILL JU NEWCO BERMUDA LIMITED

By:	/s/ Claire Burnard
Name:	Claire Burnard
Title:	Director

SEADRILL NEW FINANCE LIMITED

By:	/s/ Claire Burnard
Name:	Claire Burnard
Title:	Director

SEADRILL INVESTMENT HOLDING
COMPANY LIMITED

By:	/s/ Claire Burnard
Name:	Claire Burnard
Title:	Director

SEADRILL LIMITED

By:	/s/ Anton Dibowitz
Name:	Anton Dibowitz
Title:	Chief Executive Officer, Seadrill Management Ltd. (Principle Executive Officer of Seadrill Limited)

HEMEN INVESTMENTS LTD

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

HEMEN HOLDING LIMITED

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

GREENWICH HOLDINGS LIMITED

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

C.K. LIMITED

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

JOHN FREDRIKSEN

By:	/s/ John Fredriksen
Name:	John Fredriksen

Exhibit A

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Amendment No. 6 to Schedule 13D with respect to the securities of Seadrill Partners LLC to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Amendment No. 6 Schedule 13D jointly on behalf of each such party.

July 10, 2018

SEADRILL PARTNERS LLC HOLDCO LIMITED

By:	/s/ Claire Burnard
Name:	Claire Burnard
Title:	Director

SEADRILL JU NEWCO BERMUDA LIMITED

By:	/s/ Claire Burnard
Name:	Claire Burnard
Title:	Director

SEADRILL NEW FINANCE LIMITED

By:	/s/ Claire Burnard
Name:	Claire Burnard
Title:	Director

SEADRILL INVESTMENT HOLDING
COMPANY LIMITED

By:	/s/ Claire Burnard
Name:	Claire Burnard
Title:	Director

SEADRILL LIMITED

By:	/s/ Anton Dibowitz
Name:	Anton Dibowitz
Title:	Chief Executive Officer, Seadrill Management Ltd. (Principle Executive Officer of Seadrill Limited)

HEMEN INVESTMENTS LTD

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

HEMEN HOLDING LIMITED

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

GREENWICH HOLDINGS LIMITED

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

C.K. LIMITED

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

JOHN FREDRIKSEN

By:	/s/ John Fredriksen
Name:	John Fredriksen